United States securities and exchange commission logo





                            August 28, 2020

       Minfei Bao
       Chairman and Chief Executive Officer
       UTime Limited
       7th Floor, Building 5A
       Shenzhen Software Industry Base, Nanshan District
       Shenzhen, People's Republic of China 518061

                                                        Re: UTime Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed August 20,
2020
                                                            File No. 333-237260

       Dear Mr. Bao:

              We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

               Please respond to this letter by providing the requested information. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing the information that you provide in response to the comment, we may have additional comments.

       Form F-1 Amended August 20, 2020

       Liquidity and Capital Resources, page 73

   1. We note your added disclosure on pages 29 and 75 that loans are subject to a covenant to maintain a specified
level of monthly revenue. Please provide us your analysis of whether you must file the
covenants with your registration statement.
 Minfei Bao
FirstName LastNameMinfei Bao
UTime Limited
Comapany
August 28, NameUTime
           2020        Limited
August
Page 2 28, 2020 Page 2
FirstName LastName
       You may contact Heather Clark at (202) 551-3624 or Jean C. Yu, Assistant Chief
Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Russell
Mancuso at (202) 551-3617 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Barry I. Grossman, Esq.